August 25, 2006

Tammy Lynn-McNabb
Chief Executive Officer
Vitasti, Inc.
10-20172 113B Avenue
Maple Ridge, British Columbia
Canada V2X 0Y9

Re: Vitasti, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 0-26673
Filed on August 16, 2006

Dear Ms. Lynn-McNabb:

This is to advise you that we have limited our review of the Preliminary Information Statement on Schedule 14C to the following comment:

1.   We note your statement that you have received written consents from shareholders holding an aggregate of at least 34,804,020 shares consenting to the proposals set forth in the information statement. We further note that your share ownership table shows that insiders and a single 5 percent stockholder own only 21.2 percent of the outstanding shares of the company. Please provide us with additional information regarding the number of shareholders who provided written consents and an analysis of how obtaining these consents did not constitute a "solicitation" of proxies as such term is defined by Rule 14a-1(l) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Owen Pinkerton at (202) 551-3694 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director

cc: SteadyLaw Group, LLP *(via facsimile)*